Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2018

-Quarterly Net Revenues up by 35.3% Year-Over-Year

-Quarterly Income from Operations Increased by 59.2% Year-Over-Year

-Quarterly Non-GAAP Income from Operations Increased by 63.5% Year-Over-Year

-Quarterly Total Student Enrollments up by 68.4% Year-Over-Year

(Beijing–January 24, 2019)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2019 ended November 30, 2018.

Highlights for the Third Quarter of Fiscal Year 2019

-	Net revenues increased by 35.3% year-over-year to US$586.0 million from US$433.3 million in the same period of the prior year.
-	Income from operations increased by 59.2% to US$71.0 million from US$44.6 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 63.5% to US$92.9 million from US$56.8 million in the same period of the prior year.
-	Net income attributable to TAL increased by 204.5% year-over-year to US$123.8 million, from US$40.7 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 175.5% to US$145.8 million from US$52.9 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.22 and US$0.21, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.26 and US$0.24, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,612.3 million as of November 30, 2018, compared to US$1,498.9 million as of February 28, 2018.
-	Total student enrollments increased by 68.4% year-over-year to approximately 2,599,180 from approximately 1,543,740 in the same period of the prior year.

Highlights for the Nine Months Ended November 30, 2018

-	Net revenues increased by 51.7% year-over-year to US$1,836.4 million from US$1,210.9 million in the same period of the prior year.
-	Income from operations increased by 60.1% to US$226.9 million from US$141.7 million in the same period of fiscal year 2018.
-	Non-GAAP income from operations increased by 59.9% to US$281.9 million from US$176.3 million in the same period of the prior year.
-	Net income attributable to TAL increased by 107.6% year-over-year to US$267.6 million from US$128.9 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 97.4% year-over-year to US$322.6 million from US$163.5 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$0.47 and US$0.45, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.57 and US$0.54, respectively.
-	Average student enrollments per quarter during fiscal year 2019 increased by 96.8% year-over-year to approximately 3,171,150 from approximately 1,611,290 in the same period of the prior year.
-	Total physical network increased from 594 learning centers in 42 cities as of February 28, 2018, to 666 learning centers in 54 cities as of November 30, 2018.

Financial and Operating Data——Third Quarter and First Nine months of Fiscal Year 2019

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2017	2018	Pct. Change
Net revenues	433,265	585,991	35.3%
Operating income	44,597	70,996	59.2%
Non-GAAP operating income	56,844	92,931	63.5%
Net income attributable to TAL	40,662	123,834	204.5%
Non-GAAP net income attributable to TAL	52,909	145,769	175.5%
Net income per ADS attributable to TAL – basic	0.08	0.22	184.7%
Net income per ADS attributable to TAL – diluted	0.07	0.21	193.2%
Non-GAAP net income per ADS attributable to TAL – basic	0.10	0.26	157.5%
Non-GAAP net income per ADS attributable to TAL – diluted	0.09	0.24	165.8%
Total student enrollments in small class, one-on-one, and online courses	1,543,740	2,599,180	68.4%

	Nine Months Ended
	November 30,
	2017	2018	Pct. Change
Net revenues	1,210,918	1,836,423	51.7%
Operating income	141,728	226,876	60.1%
Non-GAAP operating income	176,279	281,878	59.9%
Net income attributable to TAL	128,901	267,624	107.6%
Non-GAAP net income attributable to TAL	163,452	322,626	97.4%
Net income per ADS attributable to TAL – basic	0.24	0.47	94.2%
Net income per ADS attributable to TAL – diluted	0.22	0.45	102.5%
Non-GAAP net income per ADS attributable to TAL – basic	0.31	0.57	84.7%
Non-GAAP net income per ADS attributable to TAL – diluted	0.28	0.54	93.3%
Average student enrollments per quarter	1,611,290	3,171,150	96.8%

“Our third quarter revenue performance was based on healthy growth of small class business and the continued scaling of our online courses,” said Mr. Rong Luo, TAL’s Chief Financial Officer. “We are pleased to see that during the quarter, our overall financial and business performance have further improved due to our ongoing efforts to upgrade operational utilization and efficiency.”

Mr. Luo continued, “TAL is as always committed to promote education through science and technology. For the long term, we will maintain our investments in enriching the content and all cutting-edge areas of educational technologies, which will enable students to develop their potential through both curriculum based and competence oriented tutoring programs.”

Financial Results for the Third Quarter of Fiscal Year 2019

Net Revenues

In the third quarter of fiscal year 2019, TAL reported net revenues of US$586.0 million, representing a 35.3% increase from US$433.3 million in the third quarter of fiscal year 2018. The increase was mainly driven by an increase in total student enrollments, which increased by 68.4% to approximately 2,599,180 from approximately 1,543,740 in the same period of the prior year. The increase in total student enrollments was driven primarily by promotions in small class and online courses.

Operating Costs and Expenses

In the third quarter of fiscal year 2019, operating costs and expenses were US$515.4 million, a 32.4% increase from US$389.3 million in the third quarter of fiscal year 2018. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$493.5 million, a 30.9% increase from US$377.0 million in the third quarter of fiscal year 2018.

Cost of revenues increased by 21.0% to US$267.6 million, from US$221.1 million in the third quarter of fiscal year 2018. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 21.0% to US$267.5 million from US$221.0 million in the third quarter of fiscal year 2018.

Selling and marketing expenses increased by 64.4% to US$101.6 million from US$61.8 million in the third quarter of fiscal year 2018. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 62.9% to US$98.5 million from US$60.5 million in the third quarter of fiscal year 2018. The increase of selling and marketing expenses in the third quarter of fiscal year 2019 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 37.9% to US$146.2 million from US$106.0 million in the third quarter of fiscal year 2018. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 33.9% to US$127.5 million from US$95.2 million in the third quarter of fiscal year 2018.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 79.1% to US$21.9 million in the third quarter of fiscal year 2019 from US$12.2 million in the same period of fiscal year 2018.

Gross Profit

Gross profit increased by 50.1% to US$318.4 million from US$212.2 million in the third quarter of fiscal year 2018.

Income from Operations

Income from operations increased by 59.2% to US$71.0 million from US$44.6 million in the third quarter of fiscal year 2018. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 63.5% to US$92.9 million from US$56.8 million in the third quarter of fiscal year 2018.

Other Income

Other income was US$98.7 million for the third quarter of fiscal year 2019, compared to other income of US$5.4 million in the third quarter of fiscal year 2018. Other income in the third quarter of fiscal year 2019 was substantially all from the fair value changes of a long-term investment. The fair value changes of the long-term investment were transferred from accumulated other comprehensive income to other income as the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value upon listing on the Hong Kong Exchange in November 2018.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$41.1 million in the third quarter of fiscal year 2019, compared to US$1.5 million in the third quarter of fiscal year 2018. Impairment loss on long-term investments was mainly due to other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$10.4 million in the third quarter of fiscal year 2019, compared to US$11.4 million in the third quarter of fiscal year 2018.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 204.5% to US$123.8 million from US$40.7 million in the third quarter of fiscal year 2018. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 175.5% to US$145.8 million from US$52.9 million in the third quarter of fiscal year 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.22 and US$0.21, respectively in the third quarter of fiscal year 2019. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.26 and US$0.24, respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2019 were US$73.0 million, representing an increase of US$44.7 million from US$28.3 million in the third quarter of fiscal year 2018. The increase was mainly due to leasehold improvements and the purchase of land use right, servers, computers, software systems and other hardware for the Company's teaching facilities and mobile network research and development.

Cash, Cash Equivalents and Short-Term Investments

As of November 30, 2018, the Company had US$1,253.0 million of cash and cash equivalents and US$359.3 million of short-term investments, compared to US$711.5 million of cash and cash equivalents and US$787.4 million of short-term investments as of February 28, 2018.

Deferred Revenue

As of November 30, 2018, the Company's deferred revenue balance was US$866.3 million, compared to US$1,074.9 million as of November 30, 2017, representing a decrease of 19.4% mainly due to the change of tuition fees collection schedule and the adoption of Revenue from Contracts with Customers (“Topic 606”) beginning March 1, 2018.

Financial Results for the First Nine Months of Fiscal Year 2019

Net Revenues

For the first nine months of fiscal year 2019, TAL reported net revenues of US$1,836.4 million, representing a 51.7% increase from US$1,210.9 million in the first nine months of fiscal year 2018. The increase was mainly driven by an increase in total student enrollments, which increased by 96.8% to approximately 3,171,150 from approximately 1,611,290 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first nine months of fiscal year 2019, operating costs and expenses were US$1,616.2 million, a 50.5% increase from US$1,073.7 million in the first nine months of fiscal year 2018. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,561.2 million, a 50.2% increase from US$1,039.1 million in the first nine months of fiscal year 2018.

Cost of revenues increased by 35.0% to US$858.3 million from US$635.6 million in the first nine months of fiscal year 2018. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 35.0% to US$857.8 million from US$635.4 million in the first nine months of fiscal year 2018.

Selling and marketing expenses increased by 112.4% to US$347.8 million from US$163.8 million in the first nine months of fiscal year 2018. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 112.9% to US$340.7 million from US$160.0 million in the first nine months of fiscal year 2018. The increase of selling and marketing expenses in the first nine months of fiscal year 2019 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 49.7% to US$410.1 million from US$273.9 million in the first nine months of fiscal year 2018. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 49.1% to US$362.7 million from US$243.4 million in the first nine months of fiscal year 2018.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 59.2% to US$55.0 million in the first nine months of fiscal year 2019 from US$34.6 million in the same period of fiscal year 2018.

Gross Profit

Gross profit increased by 70.0% to US$978.1 million from US$575.3 million in the first nine months of fiscal year 2018.

Income from Operations

Income from operations increased by 60.1% to US$226.9 million from US$141.7 million in the first nine months of fiscal year 2018. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 59.9% to US$281.9 million from US$176.3 million in the first nine months of fiscal year 2018.

Other Income

Other income was US$107.0 million for the first nine months of fiscal year 2019, mainly due to the fair value changes of a long-term investment.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$50.8 million for the first nine months of fiscal year 2019, compared to US$2.2 million for the first nine months of fiscal year 2018. Impairment loss on long-term investments was mainly due to other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$43.3 million in the first nine months of fiscal year 2019, compared to US$35.9 million in the first nine months of fiscal year 2018.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 107.6% to US$267.6 million from US$128.9 million in the first nine months of fiscal year 2018. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 97.4% to US$322.6 million from US$163.5 million in the first nine months of fiscal year 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.47 and US$0.45, respectively, in the first nine months of fiscal year 2019. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.57 and US$0.54, respectively.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of fiscal year 2019 are expected to be between US$670.5 million and US$685.6 million, representing an increase of 33% to 36% on a year-over-year basis. If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 40% to 43% for the fourth quarter of fiscal year 2019.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2019 ended November 30, 2018 at 8:00 a.m. U.S. Eastern Time on January 24, 2019 (9:00 p.m. Beijing time on January 24, 2019).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	7998495

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 8:59 a.m. U.S. Eastern time, February 1, 2019 (9:59 p.m. Beijing time, February 1, 2019).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	7998495

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2019 and the fiscal year ending February 28, 2019, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers over 50 key cities in China.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2018	As of November 30, 2018
ASSETS

Current assets
Cash and cash equivalents	$711,519	$1,253,012
Restricted cash-current	6,267	4,504
Short-term investments	787,391	359,311
Inventory	5,272	6,436
Amounts due from related parties-current	3,229	10,304
Income tax receivables	15,093	6,930
Prepaid expenses and other current assets	133,235	178,668
Total current assets	1,662,006	1,819,165
Restricted cash-non-current	9,911	8,348
Amounts due from related parties-non-current	-	2,438
Property and equipment, net	247,266	269,425
Deferred tax assets-non-current	17,361	27,853
Rental deposits	47,333	51,775
Intangible assets, net	43,505	61,729
Goodwill	291,382	305,234
Long-term investments	597,606	745,720
Long-term prepayments and other non-current assets	138,190	135,460
Total assets	$3,054,560	$3,427,147

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 51,809 and 71,435 as of February 28, 2018, and November 30, 2018, respectively)	$57,605	$79,414
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 772,642 and 805,248 as of February 28, 2018, and November 30, 2018, respectively)	824,276	862,433
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 2,875 and 18,003 as of February 28, 2018, and November 30, 2018, respectively)	8,746	28,318
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 158,849 and 290,409 as of February 28, 2018, and November 30, 2018, respectively)	229,122	360,892
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 12,106 and 31,818 as of February 28, 2018, and November 30, 2018, respectively)	13,638	31,262
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and November 30, 2018, respectively)	-	239,376
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and November 30, 2018, respectively)	-	5,275
Total current liabilities	1,133,387	1,606,970
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 17,980 and 3,866 as of February 28, 2018, and November 30, 2018, respectively)	17,980	3,866
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and 134 as of February 28, 2018, and November 30, 2018, respectively)	271	270
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 19,867 and 5,549 as of February 28, 2018, and November 30, 2018, respectively)	20,039	6,318
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and November 30, 2018, respectively)	11,075	-
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 4,660 and nil as of February 28, 2018, and November 30, 2018, respectively)	6,344	447
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and November 30, 2018, respectively)	225,000	-
Total liabilities	1,414,096	1,617,871

TAL Education Group Shareholders’ Equity
Class A common shares	118	120
Class B common shares	71	71
Class A common shares issuable	-	1,726
Additional paid-in capital	884,717	946,112
Statutory reserve	38,315	38,315
Retained earnings	565,202	841,077
Accumulated other comprehensive income/(loss)	132,325	(35,896)
Total TAL Education Group’s equity	1,620,748	1,791,525
Noncontrolling interest	19,716	17,751
Total equity	1,640,464	1,809,276
Total liabilities and equity	$3,054,560	$3,427,147

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2017	2018	2017	2018
Net revenues	$433,265	$585,991	$1,210,918	$1,836,423
Cost of revenues	221,102	267,633	635,636	858,280
Gross profit	212,163	318,358	575,282	978,143
Operating expenses (note 1)
Selling and marketing	61,802	101,597	163,755	347,804
General and administrative	106,000	146,170	273,943	410,119
Impairment loss on intangible assets and goodwill	358	-	358	-
Total operating expenses	168,160	247,767	438,056	757,923
Government subsidies	594	405	4,502	6,656
Income from operations	44,597	70,996	141,728	226,876
Interest income	8,249	13,507	26,484	49,329
Interest expense	(3,906)	(4,059)	(13,001)	(11,881)
Other income	5,370	98,690	14,176	107,021
Impairment loss on long-term investments	(1,513)	(41,131)	(2,213)	(50,844)
Income before provision for income tax and loss from equity method investments	52,797	138,003	167,174	320,501
Provision for income tax	(11,389)	(10,404)	(35,942)	(43,268)
Loss from equity method investments	(1,790)	(3,934)	(5,038)	(11,072)
Net income	39,618	123,665	126,194	266,161
Add: Net loss attributable to noncontrolling interest	1,044	169	2,707	1,463
Total net income attributable to TAL Education Group	$40,662	$123,834	$128,901	$267,624
Net income per common share
Basic	$0.23	$0.65	$0.73	$1.41
Diluted	0.21	0.62	0.66	1.34
Net income per ADS (note 2)
Basic	$0.08	$0.22	$0.24	$0.47
Diluted	0.07	0.21	0.22	0.45
Weighted average shares used in calculating net income per common share
Basic	177,882,195	190,312,127	177,388,055	189,601,790
Diluted	193,855,487	199,636,171	198,821,015	200,186,601

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2017	2018	2017	2018
Cost of revenues	$112	$158	$254	$506
Selling and marketing	1,330	3,090	3,706	7,123
General and administrative	10,805	18,687	30,591	47,373
Total	$12,247	$21,935	$34,551	$55,002

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2017	2018	2017	2018

Net income	$39,618	$123,665	$126,194	$266,161
Other comprehensive (loss)/income, net of tax	(13,116)	(213,073)	18,183	(169,744)
Comprehensive income/(loss)	26,502	(89,408)	144,377	96,417
Add: Comprehensive loss attributable to noncontrolling interest	1,044	441	2,707	2,987
Comprehensive income/(loss) attributable to TAL Education Group	$27,546	$(88,967)	$147,084	$99,404

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2017	2018	2017	2018

Cost of revenues	$221,102	$267,633	$635,636	$858,280
Share-based compensation expense in cost of revenues	112	158	254	506
Non-GAAP cost of revenues	220,990	267,475	635,382	857,774

Selling and marketing expenses	61,802	101,597	163,755	347,804
Share-based compensation expense in selling and marketing expenses	1,330	3,090	3,706	7,123
Non-GAAP selling and marketing expenses	60,472	98,507	160,049	340,681
General and administrative expenses	106,000	146,170	273,943	410,119
Share-based compensation expense in general and administrative expenses	10,805	18,687	30,591	47,373
Non-GAAP general and administrative expenses	95,195	127,483	243,352	362,746

Operating costs and expenses	389,262	515,400	1,073,692	1,616,203
Share-based compensation expense in operating costs and expenses	12,247	21,935	34,551	55,002
Non-GAAP operating costs and expenses	377,015	493,465	1,039,141	1,561,201

Income from operations	44,597	70,996	141,728	226,876
Share based compensation expenses	12,247	21,935	34,551	55,002
Non-GAAP income from operations	56,844	92,931	176,279	281,878

Net income attributable to TAL Education Group	40,662	123,834	128,901	267,624
Share based compensation expenses	12,247	21,935	34,551	55,002
Non-GAAP net income attributable to TAL Education Group	$52,909	$145,769	$163,452	$322,626

Net income per ADS
Basic	$0.08	$0.22	$0.24	$0.47
Diluted	0.07	0.21	0.22	0.45
Non-GAAP Net income per ADS (note 3)
Basic	$0.10	$0.26	$0.31	$0.57
Diluted	0.09	0.24	0.28	0.54

ADSs used in calculating net income per ADS
Basic	533,646,584	570,936,381	532,164,166	568,805,370
Diluted	581,566,462	598,908,513	596,463,046	600,559,803

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.